SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For September 20, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1) The Press Release issued on September 20, 2007.

Amsterdam • 20 September 2007
ING’s 14th IR Symposium: Managing risk for profitable growth
At ING’s 14th Investor Relations Symposium in London Michel Tilmant, Chief Executive Officer of ING Group, will outline how ING capitalises on the evolution of customers needs. As people become older and richer, customers need to save more to sustain themselves for a longer retirement. With its full spectrum of wealth management and retirement services products, its strong distribution reach, leading brand and broad customer base, ING is well positioned to capitalise on the evolution of customers needs and to continue to deliver profitable growth.
Risk management supports ING’s profitable growth strategy by contributing to product design, providing lower costs of risk and funding and more efficient capitalisation. Koos Timmermans, Chief Risk Officer of ING Group, will elaborate on ING’s well diversified risk profile and how risk management supports decision making by documenting the trade off between risk, return and growth opportunities.
ING has systematically invested to improve its risk management capabilities over the past years. Risk management is embedded in the way ING manages the business, from product development up to strategic decision making. Koos Timmermans will present ING’s Risk Dashboard, which shows the integrated risk profile of ING Group and will be audited and reported annually as of 2008. The Risk Dashboard identifies risk concentrations and potential risk mitigating actions. It allows the Executive Board to take strategic decisions using comparable risk measures and maximise value creation by efficient capital allocation. Koos Timmermans will also outline ING’s diversified liquidity structure.
ING’s risk profile is characterised by the diversification of our businesses and high quality assets. Peter Staal, General Manager of Corporate Credit Risk Management ING Group, will elaborate on ING’s approach to credit risk exposure and will reconfirm ING’s limited exposure to those asset classes that are currently under pressure.
As economic capital concepts gain acceptance from regulators and rating agencies, ING will benefit increasingly in the form of lower capital requirements. Under Basel II and Solvency II, regulatory capital requirements are moving closer into line with the sophisticated economic capital models used internally by ING. ING has been using economic capital internally in product development and return measurement to support management decisions. Tom Wilson, ING’s CRO Insurance, will outline ING Insurance economic capital model which will be part of ING’s Annual Report 2007.

     Press enquiries: ING Group
     Carolien van der Giessen, +31 20 541 6522, carolien.van.der.giessen@ing.com
ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 75 million private, corporate and institutional clients in over 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

Note to Editors
We will offer members of the media the opportunity to view the live webcast starting at 10.00 CET on www.ing.com, click “Investor Relations”.
The presentations and interviews with Michel Tilmant, CEO of ING Group, John Hele, CFO of ING Group and Koos Timmermans, CRO of ING Group will also be available at www.ing.com.
If you are not able to view the webcast, you can also listen in by telephone at the following numbers:
From the Netherlands/Europe: +31 20 7965213
From the UK: +44 208 817 9301
From the USA and Canada: +1 718 354 1226
The programme for the Investor Relations Symposium is as follows:
(Times indicated are U.K. time)

09:00 am	Introduction John Hele, Chief Financial Offiicer ING Group

09.10 am	Risk Management (Part I) Koos Timmermans, Chief Risk Officer ING Group

Credit Risk Management Peter Staal, General Manager Corporate Credit Risk Management ING Group

Risk Management (Part II) Koos Timmermans

12.00 pm	Michel Tilmant Chairman of the Executive Board ING Group

2.15 pm	Insurance Economic Capital Tom Wilson, Chief Insurance Risk Officer ING Group

3.45 pm	Wrap-up and Disclosure John Hele

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Corporate Control & Finance

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: September 20, 2007